Exhibit 23.1

[Letterhead of Morten Beyer & Agnew, Inc.]

We refer to the Prospectus Supplement dated November 16, 2009 of United Air Lines, Inc. related to the offer and sale of $810,337,000 aggregate face amount of Pass Through Trust Certificates, Series 2009-2 (the “Prospectus”). We hereby consent to the inclusion of our report dated November 6, 2009 in the Prospectus and to the reference to our firm’s name in the Prospectus under the captions: “Summary – Equipment Notes and the Aircraft”, “Description of the Aircraft and the Appraisals – the Appraisals” and “Experts.” We also consent to such use, summary and references in the Final Prospectus Supplement relating to the offering described in the Prospectus, to the extent such use, summary and references are unchanged.

Date: November 16, 2009	Morten Beyer & Agnew, Inc.

	By:	/s/ Stephen P. Rehrmann
	Name:	Stephen P. Rehrmann, ATP/FE
	Title:	Vice President – Appraisal Group